FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 21, 2011

TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated April 27, 2011 and Supplement No. 1 thereto dated May 17, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

—	an update on the status of our initial public offering;

—	election of our officers;

—	revisions to our charter;

—	a summary of our recent acquisitions;

—	a portfolio summary; and

—	our entry into additional debt arrangements.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of June 15, 2011, we have received aggregate gross offering proceeds of approximately $254 million from the sale of approximately 25.5 million shares in our initial public offering. As of June 10, 2011, approximately 84.5 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond September 17, 2011, as permitted under applicable SEC rules. We also reserve the right to terminate the initial public offering at any time.

Election of Officers

On June 16, 2011, the following individuals were elected as our officers, in the positions set forth beside their names below:

Name	Age	Position(s)
H. Michael Schwartz	44	Chairman of the Board of Directors, Chief Executive Officer and President
Paula Mathews	60	Executive Vice President
Michael S. McClure	48	Executive Vice President, Chief Financial Officer and Treasurer
Wayne Johnson	53	Senior Vice President – Acquisitions
Robert Cerrone	52	Senior Vice President – Self Storage Operations
James Berg	58	Secretary

The following biographical information for our Secretary, James Berg, is hereby added to the “Management – Executive Officers and Directors” section beginning on page 72 of our prospectus:

James L. Berg. Mr. Berg has been our Secretary since June 2011. Mr. Berg became General Counsel of Strategic Storage Holdings, LLC, the sole member of our advisor and our property manager, in April 2011. Mr. Berg has over 25 years of experience in general business, corporate, securities, venture capital and intellectual property law. From November 2004 to April 2011, he was General Counsel of U.S. Advisor, LLC. From March 2004 until November 2004, Mr. Berg was Senior Vice President and General Counsel of LoanCity.com, a wholesale mortgage lender based in San Jose, California. Prior to that, Mr. Berg was a partner in several laws firms in Oakland, California. Mr. Berg received a J.D. (magna cum laude) from the University of Michigan Law School in 1978 and a B.S. (with high distinction) from the University of Michigan Business School in 1975. He is a member of the State Bar of California, Business Law Section.

Revisions to Our Charter

On June 16, 2011, our stockholders approved the second amendment and restatement of our charter. The amendment and restatement of our charter was required by regulators from the State of Alabama, who required that our charter be amended to incorporate certain provisions verbatim from the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc. (the “NASAA REIT Guidelines”). While we believe that our existing charter was compliant with the NASAA REIT Guidelines, to allow us to sell our shares in Alabama, we proposed the specific substantive revisions to our charter to more closely conform to the requested language. Our Board of Directors does not believe these changes will have a material effect on our operations. The revisions and entire text of our charter can be found in our Definitive Proxy Statement, which we filed with the SEC on April 14, 2011.

Our Recent Acquisitions

On June 10, 2011, we purchased a portfolio of 11 self storage properties located in five states (the “B&B Portfolio”). The purchase price for the B&B Portfolio was approximately $44 million, plus closing costs and acquisition fees. We funded this acquisition using cash and proceeds from the ING Loan, described below.

A summary of the properties in the B&B Portfolio is as follows:

Property	Acquisition Price	Year Built/ Converted	Approx. Units	Approx. Rentable Sq. Ft. (net)
Peachtree City – GA	$5,290,000	1988/1992	670	123,400
Buford – GA	$2,500,000	2002	520	68,900
Jonesboro – GA	$2,440,000	2002	730	106,400
Ellenwood – GA	$2,260,000	1998	300	40,700
Marietta II – GA	$2,620,000	1998/2008	480	61,200
Collegeville – PA	$3,030,000	1996	540	58,400
Skippack – PA	$2,340,000	2004	390	56,300
Ballston Spa – NY	$5,030,000	2002	690	82,800
Trenton – NJ	$7,620,000	2003	660	85,100
Fredericksburg – VA	$4,180,000	2000	630	59,600
Sandston – VA	$6,720,000	2005/2006	680	78,100
Total	$44,030,000		6,290	820,900

Portfolio Summary

As of June 15, 2011, our self storage portfolio consists of 72 properties, comprising a total of approximately 47,040 units and approximately 5.9 million rentable square feet of self storage space. In addition, we own interests in nine other self storage properties and one net leased industrial property comprising approximately 6,050 units and approximately 1.0 million rentable square feet.

As of June 15, 2011, our wholly-owned self storage portfolio was comprised as follows:

State	No. of Properties	Units	Sq. Ft. (net)	% of Total Rentable Sq. Ft.	Physical Occupancy %(1)	Climate Controlled %(2)	Revenue %(3)
Alabama (4)	2	1,075	144,500	2.5%	67.4%	49.1%	1.7%
Arizona	4	1,970	242,850	4.1%	70.3%	21.8%	3.1%
California (4)	5	4,250	561,700	9.5%	83.3%	19.8%	16.6%
Florida	6	5,850	602,150	10.2%	75.4%	59.5%	13.9%
Georgia	9	4,870	663,200	11.3%	75.5%	29.5%	4.6%
Illinois	4	2,475	370,400(5)	6.3%	69.8%	7.0%	6.7%
Kentucky	5	2,800	401,000	6.8%	84.6%	2.0%	6.7%
Mississippi	1	600	66,600	1.1%	61.0%	12.2%	0.8%
Nevada	7	3,920	475,700	8.1%	73.2%	71.0%	8.2%
New Jersey	4	3,560	336,000	5.7%	77.3%	55.1%	9.8%
New York	1	690	82,800	1.4%	92.8%	20.2%	0.0%
North Carolina	3	1,580	178,900	3.0%	81.5%	20.7%	2.9%
Ontario, Canada (6)	2	1,860	211,000	3.6%	59.9%	96.7%	2.9%
Pennsylvania	4	2,220	269,900	4.6%	73.3%	17.1%	2.5%
South Carolina	1	460	65,200	1.1%	92.5%	66.0%	1.3%
Tennessee	1	800	100,400	1.7%	88.6%	0.0%	1.4%
Texas (4)	10	6,250	933,300	15.8%	84.5%	19.2%	15.6%
Virginia	3	1,810	187,600	3.2%	84.0%	49.9%	1.3%
Total	72	47,040	5,893,200	100%	78.0%	32.4%	100%

(1)	Represents the occupied square feet of all facilities we own in a state divided by total rentable square feet of all the facilities we own in such state as of June 15, 2011.

(2)	Represents the percentage of rentable square feet in climate-controlled units as of June 15, 2011 for each state.

(3)

Represents rental income (excludes administrative fees, late fees, and other ancillary income) for the month of April 2011 for all facilities we owned in a state divided by our total rental income for the month of April 2011. Does not include any facility purchased after April 30, 2011.

(4)

Does not include properties in which we own a minority interest, including the interests owned in the Montgomery County Self Storage, DST properties, the San Francisco Self Storage DST property, the Hawthorne property, the WP Baltimore Self Storage property and the Southwest Colonial, DST properties.

(5)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space at the Chicago – Ogden Ave. property.

(6)	The Mississauga property is currently vacant, while under construction, thus the related occupancy statistics exclude this property.

The above physical occupancy includes acquisitions of lease-up properties, defined as properties that as of the acquisition date had physical occupancy of less than 60%; excluding those properties, the physical occupancy for the portfolio was 79.4% as of June 15, 2011.

Recent Debt Arrangements

The following is added at the end of the “Debt Summary” section which begins on page 52 of our prospectus:

Citigroup Las Vegas Loan

On May 25, 2011, we, through two special purpose entities, encumbered the Las Vegas VII property and the Las Vegas VIII property with a loan from Citigroup Global Markets Realty Corp. in the total principal amount of approximately $7.7 million (the “Citigroup Las Vegas Loan”). The Citigroup Las Vegas Loan bears interest at a rate of 5.26% per annum and has a term of 10 years.

ING Loan

On June 10, 2011, in connection with our acquisition of the B&B Portfolio, we, through 11 special purpose entities, entered into a loan agreement and various promissory notes and other loan documents for 11 individual loans obtained from ING Life Insurance and Annuity Company in the principal amount of approximately $22 million (collectively, the “ING Loan”). The proceeds from the ING Loan were used to help fund the acquisition of the B&B Portfolio. Each of the individual loans comprising the ING Loan has a term of 30 years and matures on July 1, 2041. ING has the option to require payment of the loan in full every five years beginning on July 1, 2021. Each of the loans bears a fixed interest rate of 5.47%, based on a 30-year amortization schedule. Payments of principal and interest are due on a monthly basis, and we may prepay the ING Loan after July 1, 2012 upon 60 days’ written notice to ING, subject to a prepayment premium.

The ING Loan is secured by interests in the 11 properties constituting the B&B Portfolio (Peachtree City, Buford, Jonesboro, Ellenwood, Marietta II, Collegeville, Skippack, Ballston Spa, Trenton, Fredericksburg and Sandston). The security instruments for each encumbered property are cross-collateralized and cross-defaulted with those related to the other encumbered properties. In addition, each of the 11 property-owning special purpose entities has guaranteed the obligations under each of the other 10 loans and granted a junior security interest in the encumbered property owned by the respective special purpose entity.

We have guaranteed the obligations of the 11 special purpose entities under the ING Loan in certain limited circumstances set forth in the loan documents. The ING Loan contains a number of other customary terms and covenants.